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                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                          FORM 13F

                     FORM 13F Cover Page
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Report for the Calendar Year or Quarter Ended September 30, 2008

Check here if Amendment: |_|; Amendment Number: _____

This Amendment (Check only one): |_| is a restatement
                                     |_| adds new holding entries.

Institutional Manager Filing this Report:

Name: TIG Advisors, LLC

Address: 535 Madison Avenue, 37th Floor
          New York, New York 10022

13F File Number: 28-11896

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Robert Rettie
Title: Chief Accounting Officer
Phone: (212) 396-8742

Signature, Place and Date of Signing:

/s/ Robert Rettie   New York, New York   November 14, 2008
-------------------   -------------------   -------------------
     [Signature]   [City, State]   [Date]

<PAGE>

Report Type: (Check only one):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
     are reported in this report).

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
     holdings are reported by other reporting managers(s).)

[ ] 13F COMBINATION REPORT. (Check here if a portion of the holdings for this
     reporting manager are reported in this report and a portion are reported by
     other reporting manager(s).)

List of Other Managers Reporting for this Manager: NONE

<PAGE>

Form 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 1

Form 13F Information Table Entry Total: 111

Form 13F Information Table Value Total: $321,021
                                        (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.

Form 13F File Number   Name
28-12869   Tiedemann/Falconer Partners L.P.

<PAGE>

FORM 13F INFORMATION TABLE

<TABLE>
<CAPTION>

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4		COLUMN 5		COLUMN 6	COLUMN 7	COLUMN 8		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHRS OR PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGERS	VOTING AUTHORITY		
									SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
AKAMAI TECHNOLOGIES INC	COM	00971T101	2,267	130,000	SH		SOLE	NONE	130,000		
ALLIED WASTE INDS INC	COM PAR$.01 NEW	019589308	1,278	115,000	SH		SOLE	NONE	115,000		
ALPHA NATURAL RESOURCES INC	COM	02076X102	3,030	58,921	SH		SOLE	NONE	58,921		
ALPHA NATURAL RESOURCES INC	COM	02076X102	514	10,000	SH	CALL	SOLE	NONE	10,000		
ALPHARMA INC	CL A	020813101	7,756	210,249	SH		SOLE	NONE	210,249		
ALPHARMA INC	CL A	020813101	738	20,000	SH	PUT	SOLE	NONE	20,000		
AMERICAN EXPRESS CO	COM	025816109	354	10,000	SH	PUT	SOLE	NONE	10,000		
ANHEUSER BUSCH COS INC	COM	035229103	8,568	132,054	SH		SOLE	NONE	132,054		
APEX SILVER MINES LTD	NOTE 4.000% 9/1	03760XAD3	95	500,000	PRN		SOLE	NONE	500,000		
APPLIED BIOSYSTEMS INC DEL	COM	038149100	4,292	125,321	SH		SOLE	NONE	125,321		
BANK OF AMERICA CORPORATION	COM	060505104	1,050	30,000	SH	PUT	SOLE	NONE	30,000		
BARR PHARMACEUTICALS INC	COM	068306109	8,451	129,416	SH		SOLE	NONE	129,416		
CANO PETE INC	COM	137801106	1,377	596,000	SH		SOLE	NONE	596,000		
CARNIVAL CORP	PAIRED CTF	143658300	354	10,000	SH	PUT	SOLE	NONE	10,000		
CHINA LIFE INS CO LTD	SPON ADR REP H	16939P106	556	10,000	SH		SOLE	NONE	10,000		
CHINA MOBILE LIMITED	SPONSORED ADR	16941M109	501	10,000	SH		SOLE	NONE	10,000		
CHINA UNICOM LTD	SPONSORED ADR	16945R104	378	25,000	SH		SOLE	NONE	25,000		
CIT GROUP INC	COM	125581108	70	10,000	SH		SOLE	NONE	10,000		
CIT GROUP INC	COM	125581108	70	10,000	SH	PUT	SOLE	NONE	10,000		
CITIGROUP INC	COM	172967101	820	40,000	SH	PUT	SOLE	NONE	40,000		
CONSTELLATION ENERGY GROUP I	COM	210371100	382	15,700	SH		SOLE	NONE	15,700		
CORN PRODS INTL INC	COM	219023108	3,223	99,845	SH		SOLE	NONE	99,845		
CURRENCYSHARES AUSTRALIAN DL	AUSTRALIAN DOL	23129U101	397	5,000	SH		SOLE	NONE	5,000		
CURRENCYSHS JAPANESE YEN TR	JAPANESE YEN	23130A102	469	5,000	SH		SOLE	NONE	5,000		
CURRENCYSHS JAPANESE YEN TR	JAPANESE YEN	23130A102	1,878	20,000	SH	CALL	SOLE	NONE	20,000		
DIAMONDS TR	UNIT SER 1	252787106	1,625	15,000	SH	PUT	SOLE	NONE	15,000		
DIEBOLD INC	COM	253651103	2,113	63,812	SH		SOLE	NONE	63,812		
DISCOVER FINL SVCS	COM	254709108	173	12,500	SH		SOLE	NONE	12,500		
DRS TECHNOLOGIES INC	COM	23330X100	5,697	74,227	SH		SOLE	NONE	74,227		
E TRADE FINANCIAL CORP	COM	269246104	401	143,225	SH		SOLE	NONE	143,225		
E TRADE FINANCIAL CORP	COM	269246104	336	120,000	SH	PUT	SOLE	NONE	120,000		
BAUER EDDIE HLDGS INC	COM	071625107	54	10,000	SH		SOLE	NONE	10,000		
FORDING CDN COAL TR	TR UNIT	345425102	9,185	168,855	SH		SOLE	NONE	168,855		
FOUNDRY NETWORKS INC	COM	35063R100	4,360	239,451	SH		SOLE	NONE	239,451		
FREEPORT-MCMORAN COPPER & GO	COM	35671D857	2,047	36,000	SH		SOLE	NONE	36,000		
GENENTECH INC	COM NEW	368710406	8,475	95,568	SH		SOLE	NONE	95,568		
GENENTECH INC	COM NEW	368710406	887	10,000	SH	CALL	SOLE	NONE	10,000		
GENERAL MTRS CORP	COM	370442105	95	10,000	SH	PUT	SOLE	NONE	10,000		
GOLDCORP INC NEW	COM	380956409	653	20,645	SH		SOLE	NONE	20,645		
GREENFIELD ONLINE INC	COM	395150105	4,250	244,270	SH		SOLE	NONE	244,270		
GREY WOLF INC	COM	397888108	7,802	1,002,814	SH		SOLE	NONE	1,002,814		
HERCULES INC	COM	427056106	2,670	134,900	SH		SOLE	NONE	134,900		
HILB ROGAL & HOBBS CO	COM	431294107	9,562	206,138	SH		SOLE	NONE	206,138		
HSBC HLDGS PLC	SPON ADR NEW	404280406	1,617	20,000	SH	PUT	SOLE	NONE	20,000		
HUDSON CITY BANCORP	COM	443683107	461	25,000	SH	PUT	SOLE	NONE	25,000		
HUNTSMAN CORP	COM	447011107	605	47,981	SH		SOLE	NONE	47,981		
ISHARES TR	RUSSELL 2000	464287655	16,140	236,000	SH		SOLE	NONE	236,000		
ISHARES TR	20+ YR TRS BD	464287432	25,143	265,000	SH	PUT	SOLE	NONE	265,000		
ICICI BK LTD	ADR	45104G104	235	10,000	SH		SOLE	NONE	10,000		
IKON OFFICE SOLUTIONS INC	COM	451713101	3,302	194,118	SH		SOLE	NONE	194,118		
IMAX CORP	COM	45245E109	245	41,335	SH		SOLE	NONE	41,335		
IMCLONE SYS INC	COM	45245W109	10,320	165,387	SH		SOLE	NONE	165,387		
IMCLONE SYS INC	COM	45245W109	2,496	40,000	SH	CALL	SOLE	NONE	40,000		

INTERNATIONAL RECTIFIER CORP	COM	460254105	3,361	176,735	SH		SOLE	NONE	176,735
INTERNATIONAL RECTIFIER CORP	COM	460254105	571	30,000	SH	PUT	SOLE	NONE	30,000
JACK IN THE BOX INC	COM	466367109	16,880	800,000	SH		SOLE	NONE	800,000
JETBLUE AIRWAYS CORP	DBCV 3.750% 3/1	477143AC5	735	1,000,000	PRN		SOLE	NONE	1,000,000
JPMORGAN & CHASE & CO	COM	46625H100	4,670	100,000	SH	PUT	SOLE	NONE	100,000
KKR FINANCIAL HLDGS LLC	COM	48248A306	302	47,500	SH		SOLE	NONE	47,500
KKR FINANCIAL HLDGS LLC	COM	48248A306	318	50,000	SH	PUT	SOLE	NONE	50,000
LANDRYS RESTAURANTS INC	COM	51508L103	1,915	123,183	SH		SOLE	NONE	123,183
LANDRYS RESTAURANTS INC	COM	51508L103	467	30,000	SH	CALL	SOLE	NONE	30,000
LANDRYS RESTAURANTS INC	COM	51508L103	1,516	97,500	SH	PUT	SOLE	NONE	97,500
LEHMAN BROS HLDGS INC	COM	524908100	17	80,000	SH		SOLE	NONE	80,000
LEHMAN BROS HLDGS INC	COM	524908100	17	80,000	SH	PUT	SOLE	NONE	80,000
LONGS DRUG STORES CORP	COM	543162101	907	11,990	SH		SOLE	NONE	11,990
LULULEMON ATHLETICA INC	COM	550021109	2,879	125,000	SH		SOLE	NONE	125,000
MERRILL LYNCH & CO INC	COM	590188108	380	15,000	SH		SOLE	NONE	15,000
MERRILL LYNCH & CO INC	COM	590188108	1,012	40,000	SH	PUT	SOLE	NONE	40,000
MIDWAY GAMES INC	NOTE 6.000% 9/3	598148AB0	1,821	2,200,000	PRN		SOLE	NONE	2,200,000
MITSUBISHI UFJ FINL GROUP IN	SPONSORED ADR	606822104	437	50,000	SH		SOLE	NONE	50,000
MOODYS CORP	COM	615369105	510	15,000	SH	PUT	SOLE	NONE	15,000
NATIONAL COAL CORP	COM NEW	632381208	235	45,000	SH		SOLE	NONE	45,000
NOBLE CORPORATION	SHS	G65422100	3,622	82,500	SH	CALL	SOLE	NONE	82,500
NORFOLK SOUTHERN CORP	COM	655844108	662	10,000	SH	PUT	SOLE	NONE	10,000
PHILADELPHIA CONS HLDG CORP	COM	717528103	9,069	154,840	SH		SOLE	NONE	154,840
PHILIPPINE LONG DISTANCE TEL	SPONSORED ADR	718252604	563	10,000	SH		SOLE	NONE	10,000
PHOTON DYNAMICS INC	COM	719364101	3,738	243,543	SH		SOLE	NONE	243,543
PHOTON DYNAMICS INC	COM	719364101	461	30,000	SH	PUT	SOLE	NONE	30,000
POWERSHARES QQQ TRUST	UNIT SER 1	73935A104	7,560	194,300	SH		SOLE	NONE	194,300
PRIDE INTL INC DEL	COM	74153Q102	3,634	122,700	SH	CALL	SOLE	NONE	122,700
PROSHARES TR	REAL EST PRO	74347R552	770	10,000	SH		SOLE	NONE	10,000
PROSHARES TR	ULTRASHRT O&G	74347R586	389	10,000	SH		SOLE	NONE	10,000
QUICKSILVER RESOURCES INC	COM	74837R104	491	25,000	SH	CALL	SOLE	NONE	25,000
RETAIL HOLDRS TR	DEP RCPT	76127U101	2,704	30,000	SH	PUT	SOLE	NONE	30,000
RIO TINTO PLC	SPONSORED ADR	767204100	231	925	SH		SOLE	NONE	925
ROHM & HAAS CO	COM	775371107	7,917	113,096	SH		SOLE	NONE	113,096
SPDR TR	UNIT SER 1	78462F103	31,387	270,600	SH		SOLE	NONE	270,600
SPDR TR	UNIT SER 1	78462F103	2,900	25,000	SH	PUT	SOLE	NONE	25,000
SANDISK CORP	COM	80004C101	3,431	175,496	SH		SOLE	NONE	175,496
SCIELE PHARMA INC	COM	808627103	3,663	118,961	SH		SOLE	NONE	118,961
SECURE COMPUTING CORP	COM	813705100	2,654	484,250	SH		SOLE	NONE	484,250
SIRIUS XM RADIO INC	COM	82967N108	96	168,310	SH		SOLE	NONE	168,310
SPDR GOLD TRUST	GOLD SHS	78463V107	1,276	15,000	SH		SOLE	NONE	15,000
TAKE-TWO INTERACTIVE SOFTWAR	COM	874054109	845	51,529	SH		SOLE	NONE	51,529
TAKE-TWO INTERACTIVE SOFTWAR	COM	874054109	392	23,900	SH	PUT	SOLE	NONE	23,900
TESORO CORP	COM	881609101	825	50,000	SH	CALL	SOLE	NONE	50,000
PROSHARES TR	ULTRA FINL PRO	74347R743	175	10,000	SH		SOLE	NONE	10,000
PROSHARES TR	BASIC MTRL PRO	74347R651	266	5,000	SH		SOLE	NONE	5,000
PROSHARES TR	ULTRASHORT QQQ	74347R875	684	12,500	SH		SOLE	NONE	12,500
UNION PAC CORP	COM	907818108	712	10,000	SH	PUT	SOLE	NONE	10,000
UNIONBANCAL CORP	COM	908906100	1,961	26,751	SH		SOLE	NONE	26,751
UNITED STATES NATL GAS FUND	UNIT	912318102	1,739	52,200	SH	CALL	SOLE	NONE	52,200
UST CORP	COM	902911106	5,574	83,762	SH		SOLE	NONE	83,762
UST CORP	COM	902911106	1,417	21,300	SH	PUT	SOLE	NONE	21,300
WACHOVIA CORP	COM	929903102	75	21,500	SH		SOLE	NONE	21,500
WELLS FARGO & CO NEW	COM	949746101	1,126	30,000	SH	PUT	SOLE	NONE	30,000
WRIGLEY WM JR CO	COM	982526105	6,485	81,675	SH		SOLE	NONE	81,675
XTO ENERGY INC	COM	98385X106	930	20,000	SH	CALL	SOLE	NONE	20,000
YAHOO INC	COM	984332106	1,138	65,757	SH		SOLE	NONE	65,757
YAHOO INC	COM	984332106	692	40,000	SH	CALL	SOLE	NONE	40,000

</TABLE>